Exhibit 99.2

GERDAU S.A.

Corporate Taxpayer ID (CNPJ/MF): 33.611.500/0001-19

Registry (NIRE): 35300520696

NOTICE TO THE MARKET

Gerdau S.A. (B3: GGBR / NYSE: GGB) (“Company”) announces that the Board of Directors approved, on this date, its 17th issuance of unsecured debentures, not convertible into shares, in a single series, in the amount of R$1,500,000,000.00 (“Debentures” and “Issuance”, respectively).

The Issuance will be the carried out by means of a public offering, under automatic registration procedure, pursuant to Item V(a), of Section 26 of the Resolução CVM No. 160, dated July 13, 2022, and other applicable legal and regulatory provisions, on a firm commitment basis for all Debentures, and targeting professional investors, as defined in Section 11 of Resolução CVM No. 30, dated May 11, 2021.

The Debentures will mature within five years from the issuance date, maturing on May 29, 2029, will yield interest corresponding to the cumulative variation of 100% of the average daily rates of one-day Interbank Deposits (DI), expressed as an annual percentage, based on 252 business days, plus a spread to be defined in accordance with the Bookbuilding Procedure, limited to a maximum percentage of 0.60% per year, based on 252 business day.

The net funds obtained by the Company from the issuance will be used to reprofiling its financial liabilities and the Company´s ordinary management business.

The general Issuance conditions are detailed in the minutes of the Meeting of the Company’s Board of Directors available on the websites of the Company’s Investor Relations and of CVM.

This notice to the market is for information purposes only under the terms of the regulations in force and does not constitute and should not be construed as any effort to sell the Debentures.

São Paulo, May 2, 2024

Rafael Dorneles Japur

Executive Vice-President and Investor Relations Officer